Exhibit 1.4

Beazer Homes Deploys Pivotal Homebuilder FrontOffice Nationwide

One of America’s top home builders lays out clear vision and strategy for differentiation as a customer care leader

FOR IMMEDIATE RELEASE

Vancouver, BC – December 21, 2004 - Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that Beazer Homes, one of America’s largest homebuilders, has deployed Pivotal Homebuilder FrontOffice nationwide as part of its vision and strategy for differentiation as a leader in customer care.

Headquartered in Atlanta, Georgia, Beazer Homes currently builds in over 40 markets in the Southeast, West, Central, Mid-Atlantic, and Midwest United States, and provides mortgage origination and title services to its homebuyers. With more than 16,400 homes closed and $3.9 billion in revenues during fiscal 2004, Beazer Homes is consistently ranked one of the top ten single family homebuilders in the nation. With the strategic goals of achieving greater profitability, increasing market penetration and leveraging its national brand, Beazer set out to execute on a vision and strategy to use new technologies to better communicate with customers, increase responsiveness and differentiate itself on delivering an enjoyable customer experience – all while operating more cost-effectively.

To achieve these goals, Beazer required an easy to use, enterprise-caliber lead management, sales automation and customer care solution that could be quickly integrated with other corporate systems and tailored to fit Beazer’s specific business processes. In early 2004, Beazer selected Pivotal Homebuilder FrontOffice and in July 2004, joined the Pivotal Early Adopter Program to take advantage of the new capabilities released in Pivotal 5.1, including bi-directional integration to Microsoft Outlook.

“Deploying Pivotal is consistent with our strategy to differentiate on our ability to deliver an enjoyable customer experience,” said Jonathan Smoke, CIO, Beazer Homes. “We needed to get a single application in the hands of our customer-facing employees to help them deliver exceptional experiences across the entire home buying experience including interactions on Beazer.com, visits to our communities – right through the sales process and into the home ownership experience.”

By taking advantage of the homebuilder-specific features and flexible nature of Pivotal Homebuilder FrontOffice, Beazer was able to get its sales employees nationwide up and running on the system within 90 days. This immediately allowed more than 500 sales agents, called new home counselors, to easily capture critical customer information during each interaction, including email interactions – ensuring every customer-facing Beazer employee contributes to the customer’s enjoyable experience. With access to real-time information, new home counselors can ensure a consistent experience from the first sign of interest on Beazer.com to new home delivery.

Beazer has also completed the implementation of Pivotal for use by its customer care representatives in each market. Using Pivotal to automatically schedule inspections and capture deficiency information prior to possession day, Beazer better ensures that every home is free of defects before the customer arrives for their new home orientation – rather than spending time focusing on defects that were not addressed. This way, the customer care agent can focus on teaching the customer how to care for the home during their orientation. From there, customer care agents can access the comprehensive repository of customer information, review the home history, and manage the complete service cycle, including dispatching contractors, tracking service requests, monitoring service quality and tracking contractor and supplier charge-backs.

Beginning in early 2005, Beazer will deploy Pivotal MarketFirst, a comprehensive marketing automation system that will provide the company with tools to proactively survey its customers on their experiences buying and owning Beazer homes.

Smoke concluded, “I can say that early on, it became apparent that the choice to engage Pivotal was the right one. They had listened to us, built out features where we needed and met over 90% of our requirements. This is one of the few systems we dared turn on nationwide and its implementation was the smoothest and most uneventful we’ve had. On day one, we had new home counselors calling in to learn how to use some advanced features that we thought it would take weeks to learn. On the customer care side we’re doing things nationwide that a few months ago were not possible.”

According to Divesh Sisodraker, president and CEO, Pivotal, “Beazer Homes is a leader in the homebuilding industry and a trend-setter in technology adoption with a clear vision and strategy for differentiating itself as a customer care leader. We are thrilled to be able to offer Beazer a product suite that addresses their unique requirements and allows the company to improve the way it is doing business with its customers.”

About Beazer Homes

Beazer Homes USA, Inc., headquartered in Atlanta is one of the country’s ten largest single-family homebuilders with operations in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Mississippi, Nevada, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. Beazer Homes also provides mortgage origination and title services to its homebuyers.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
 This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
Tel: 604/699-8536
Email: cclark@pivotal.com

© 2004 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.